6 December 2000

No. 23/00

REUTERS ANNOUNCES NEW CHIEF EXECUTIVE

London – Reuters, the global information, news and technology group, announced today the appointment of Tom Glocer (41), as Group Chief Executive with effect from July 2001. He will replace Peter Job (59) who retires from the company in July when he reaches 60.

Tom Glocer is currently Chief Executive Officer of Reuters Information – a significant Reuters business which in 1999 had sales of over £1.6 billion – and Chief Executive Officer of Reuters America Inc. He was appointed to the Reuters Board in June 2000. In October 1998, Tom assumed responsibility for managing the operations of Reuters Information in North and South America and acted as Reuters senior company officer for the Americas. He joined Reuters in September 1993 as a senior member of the Group’s legal department and a year later became General Counsel of Reuters America. Tom joined the company from the law firm Davis Polk & Wardwell for whom he worked in New York, Paris and Tokyo.

Since October 1999, Reuters has been actively considering a successor to Peter Job and has reviewed both internal and external candidates. The review process, which has been thorough and wide-ranging, has been conducted by the Reuters Nomination Committee — comprising only the non-executive directors — under Reuters Chairman Sir Christopher Hogg. Tom Glocer’s appointment reflects the considerable abilities he will bring to the role, including a thorough understanding of the way in which Reuters markets and their technologies are evolving, together with exceptional leadership qualities. He is highly regarded within the Group and is widely known in the industry.

Tom and his family, who are currently based in New York, will relocate next year to London where Reuters headquarters is based.

Sir Christopher Hogg commented: “Tom has established a remarkable reputation in his time at Reuters and is clearly a leader who gets people to work with him. He is well liked and respected in the Group. He is smart, decisive, questioning, but tough, and importantly is internationally aware and experienced. Above all, he is very customer-focused with a fine understanding of Reuters markets and relevant technology. He will ensure the Reuters brand will be well cared for.

“The Board decided to announce the new chief executive in good time to sustain the considerable forward momentum of the Group that has been building all this year, founded on a well-defined strategy. This appointment is the culmination of a long and thorough process during which the Nomination Committee and the Board considered both internal and external individuals of high quality.

“Reuters owes much to Peter Job, its chief executive since 1991. The strong position of the Group today reflects his direction and guidance. Announcing Peter’s successor now will ensure an orderly transfer of responsibilities and avoid any vacuum in the decision-making process within the company. Looking forward, Tom’s exceptional abilities augur well for the future of Reuters and its remarkable business.”

End

Contact:

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0)20 7542 4890

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0)20 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: +44 (0)20 7542 4728

Note to editors:

Tom Glocer — career to date

Tom Glocer was appointed Chief Executive Officer — Reuters Information in January 2000. In this role, Glocer is responsible for the operation of Reuters largest division (1999 revenues of over £1.6 billion). In addition, the principal sales and support operations of the company around the world report to Glocer. Glocer also retains the position of Chief Executive Officer — Reuters America Inc.

Glocer is a director of the New York City Investment Fund and a member of its Executive Committee. He is also a director of Instinet Corporation, the Reuters Greenhouse Fund and several start-up companies outside the financial information sector.

Prior to his current position, Glocer served from October 1998 as President of Reuters America and President of Reuters Information – Americas. In these dual roles, he was responsible for managing the operations of Reuters Information in North and South America and acted as Reuters senior company officer for the Americas.

Glocer was Executive Vice President of Reuters America and Chief Executive Officer of Reuters Latin America from November 1996 to October 1998.

During the period 1993-1996, he was a member of the Reuters Legal Department, General Counsel of Reuters America and active in Reuters business development activities in the Americas.

Glocer joined Reuters in September 1993, having worked as a mergers and acquisitions lawyer with Davis Polk & Wardwell in New York, Paris and Tokyo. He is the author of simulation software used to teach litigation techniques in numerous law schools.

Glocer graduated from Yale Law School in 1984 (J.D.) and Columbia College in 1981 (B.A. Political Science, summa cum laude). He is married with two children and lives in New York City.

Reuters Chief Executives

Tom Glocer will be the ninth chief executive to lead Reuters in its 150-year history and the first American. The other non-Briton to lead the company was Glen Renfrew, an Australian, who was Managing Director from 1981 to 1991.

Reuters

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 2000 under the heading “Cautionary Statements”. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

4

20 December 2000	24/00

REUTERS AND MULTEX.COM CREATE INTERNET PORTAL FOR JAPANESE
PRIVATE INVESTORS

Tokyo and London – Reuters (RTR.L), the information, news and technology group, and Multex.com Inc. (Nasdaq: MLTX.O), a global provider of investment information and technology solutions to the financial services industry, have entered into a 50/50 joint venture to form a new company, Multex Investor Japan, for retail investors in Japan.

Multex Investor Japan will provide for registered members a range of software applications, Japanese-language news and financial information that will allow them to analyse and manage their own personal investment portfolios. Multex Investor Japan’s content will also include research from leading stockbrokers, investment banks and independent research firms.

Multex Investor Japan will largely replicate a similar US portal, Multex Investor (www. multexinvestor.com) and a European portal, Multex Investor Europe. The former was launched by Multex.com in November 1998 and currently has more than two million registered users. The latter, a 50/50 joint venture between Reuters and Multex, was launched in the UK (www.multexinvestor.co.uk) in September this year and went live in Germany (www.multexinvestor.de) in October. It has already over 25,000 registered users.

Multex Investor Japan will focus on Japan’s rapidly expanding online retail investor community. Japan has the world’s second largest Internet market of 30 million users. Stockbrokers, investment banks and other research publishers are planned to be represented on the portal through sponsorship packages and will be able to attract new customers to their own online broking services. The Multex Investor Japan site will also have links to the Japanese version of the Reuters Personal Finance portal, planned for next year.

Multex also provides the technology and content for other Reuters products for the professional financial markets, including Reuters Broker Research and Reuters Credit. Reuters was an early investor in Multex and currently holds a minority interest in the company.

Peter Job, chief executive, Reuters, commented in Tokyo: “This new joint venture will significantly contribute to the Reuters consumer retail strategy in Japan by bringing premium content and portfolio management tools to the Japanese private investor. We are delighted to broaden our relationship with Multex into Asia.”

Isaak Karaev, chairman & chief executive officer, Multex.com, said in New York: “The Multex Investor Japan financial portal will focus on the rapidly expanding online investor community in Japan. We aim to replicate the success that we have experienced in the US and Europe by providing the private investor in Japan with the very best information and decision making tools. Multex.com brings to the venture a proven successful Internet offering and technology whilst Reuters delivers an unmatched quality of financial news and data.”

End

Contacts:

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0) 20 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4728

Samantha Topping Director, Public Relations, Multex.com Stopping@multex.com	Tel: +1 212 607 2571

Note to editors

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 2000 under the heading “Cautionary Statements”. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Multex.com, Inc. is a global provider of investment information and technology solutions to the financial services industry. Headquartered in New York, the company also has offices in London, San Francisco, Edinburgh and Hong Kong.

Multex.com products include:

— MultexNET®: Online source of real-time investment research and financial information, providing brokerage research, global revenue and earnings estimates, a stock screening tool and other financial information;

— MultexEXPRESS,SM: Web-development, site hosting, and ASP business;

— BuzzPower: Collaborative commerce, messaging and e-community solutions;

— Multex Consumer properties: (Multex Investor, Market Guide and Sage Online) High net worth leads acquisition and investment reports sales sites; and

— Market Guide: Financial and business intelligence database covering over 14,000 companies, and Global Real-Time Estimates.

This press release includes forward-looking statements that are based on Multex.com’s current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Multex.com that could cause actual results to differ materially from those in such forward-looking statements. Reported results should not be considered an indication of future performance. Such risks and uncertainties are described in the periodic reports Multex files with the Securities and Exchange Commission. Multex undertakes no obligation to update any forward-looking statements contained in this press release.

20 December 2000

25/00

UPDATE ON INSTINET.COM

London — Reuters, the global information, news and technology group, said today that Instinet Corporation, a wholly owned subsidiary, will market its equity retail trading product through Instinet’s wholesale business on a private label basis. While the development of its new platform for direct online retail brokerage has been completed, it will not now be marketed under the Instinet.com brand.

Key elements of the service will be combined with existing functionality to address the retail market indirectly via the brands of other financial services and brokerage firms which wish to utilise Instinet’s execution and clearing services.

Current market conditions in the retail on-line brokerage market, including the high costs of customer acquisition, lower levels of trading activity, slowing rate of new customer growth, and substantial declines in the value of online brokerage businesses, all make the wholesale market a more attractive business model at this time.

Instinet’s wholesale business offers access to Instinet’s large pool of liquidity in equities, the use of its new retail clearing platform, and the opportunity to hold individual clients’ accounts. The first major wholesale customer relationship was established in October this year and over 30,000 trades a day are now being processed.

Douglas Atkin, Chief Executive Officer of Instinet Corporation, said: “As we analyse the recent developments related to the online retail brokerage sector, we believe that the most prudent way to deliver an Instinet quality service to individual investors and value to Reuters shareholders, in the current circumstances, is by deploying our retail assets on a wholesale basis.”

Peter Job, Chief Executive, Reuters, said: “Instinet’s strategy is to serve individual investors through a variety of means, including this new line of retail trading and clearing products. We already have a successful wholesale model in the Reuters Group supplying packaged solutions of content and technology to a range of broking clients through Reuters Investor services. Instinet will take this further by providing the complete package including execution and clearing.”

End

Contact:

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0)20 7542 4890

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0)20 7542 8666

Note to editor

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 2000 under the heading “Cautionary Statements”. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

4 October 2000	No: 21/00

LEHMAN BROTHERS PURCHASES 1,500 REUTERS 3000 XTRA IN
GLOBAL ENTERPRISE AGREEMENT

London — Reuters announced today that it has entered into a strategic agreement with Lehman Brothers, a leading global investment bank, to utilise Reuters technology and content worldwide for its e-commerce applications, messaging middleware, trading system infrastructure, and trading desktop solutions.

The three-year multi-million deal includes the installation of 1,500 positions of Reuters 3000 Xtra, Reuters flagship information product, in Lehman offices around the world.

In addition to the 3000 Xtra desktop application, Lehman will use Reuters TIB/ActiveEnterprise architecture in all its trading rooms. As part of the agreement, Lehman will make extensive use of Reuters consulting services to integrate a wide range of its business information applications, including trading, risk management, settlement and proprietary real-time systems.

Bob Schwartz, Chief Technology Officer, Lehman Brothers, said: “We are very pleased throughout our organisation to be working with Reuters, the pre-eminent financial information and technology company. With them we expect to further extend our technology infrastructure so that we can continue to meet our goal of creating value for our clients by developing and delivering innovative and tailored solutions.”

Tom Glocer, Chief Executive, Reuters Information and Reuters America, said: “We are very pleased to have entered into this broad technology and content accord with Lehman Brothers. It is a model of the type of strategic relationship we can forge with our global clients who wish to draw on Reuters leading content, technology and integration skills.”

End

Contact

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: 020 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

Note to editors

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 2000 under the heading “Cautionary Statements”. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies. TIB ActiveEnterprise is the trademark or registered trademark of TIBCO Software Inc.

The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

27 November 2000

Dear Sirs,

REUTERS GROUP PLC

AVS Security Number: 503097

I enclose notification of a share purchase transaction undertaken on 24 November 2000 by Reuters Employee Share Ownership Trust II in which the following directors have an interest:

Peter James Denton Job Robert Oscar Rowley Jean-Claude Marchand Thomas Henry Glocer David John Grigson Philip Nevill Green

If there are any queries, please contact J Buswell, Group Regulatory Adviser.

Yours faithfully

Janice Buswell
Group Regulatory Adviser

Enc

cc:	Chairman PJ DJG R E S Martin G Wicks N Gardner B Pringle (Hoare Govett)

AVS No. 503097	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Peter James Denton Job, Robert Oscar Rowley, Jean-Claude Marchand, Thomas Henry Glocer, David Job Grigson and Philip Nevill Green
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest Transactions by a Trust in which the Directors have an Interest			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Reuters Employee Share Ownership Trust II
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) Reuters Employee Share Ownership Trust II			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Purchase of Shares
7)	Number of shares/amount of stock acquired 250,000 Ordinary Shares	8)	( . %) of issued Class Less than 1%	9)	Number of shares/amount of stock disposed N/A	10)	( . %) of issued Class N/A

11)	Class of security Ordinary Shares	12)	Price per share £11.3027	13)	Date of transaction 24 November 2000	14)	Date company informed 24 November 2000
15)	Total holding following this notification 1,181,307 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less that 1%
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries J. M. Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification...27 November 2000		J M Buswell, Group Regulatory Adviser

The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

14th December 2000

Dear Sir

REUTERS GROUP PLC — AVS Security Number: 056441

I enclose notification of a share sale undertaken by Mr Jean-Claude Marchand, an executive director of Reuters Group PLC.

If there are any queries, please contact Ms J Buswell, Group Regulatory Adviser.

Yours faithfully

Janice Buswell
Group Regulatory Adviser

Enc.

cc:	Chairman PJ DJG J-CM R E S Martin G Wicks N Gardner B Pringle (Hoare Govett)

AVS No. 056441	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Jean-Claude Marchand
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Transactions by a Trust in which the Directors have an Interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Jean-Claude Marchand
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Sale of Shares
7)	Number of shares/amount of stock acquired N/A	8)	( . %) of issued Class	9)	Number of shares/amount of stock disposed 40,000	10)	( . %) of issued Class Less than 1%

11)	Class of security Ordinary Shares	12)	Price per share 1312p	13)	Date of transaction 13th December 2000	14)	Date company informed 13th December 2000
15)	Total holding following this notification 32,346 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less that 1%
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information Awards are subject to the achievement of certain performance criteria	24)	Name of contact and telephone number for queries Ms J. M. Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification 14th December 2000		Ms J. M. Buswell, Group Regulatory Adviser